SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


                 Report on Form 6-K for the month of March 2004

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures:

     1. A notification dated 1 March 2004 that there is no further information to be disclosed under Listing Rule 16.4 with respect to the appointment of Mr G N Dawson as a director of the Company.

     2. A notification dated 3 March 2004, of the disposal of 16,250 Ordinary shares in The BOC Group plc by Ogier Trustee Limited as a trustee of The BOC Group plc Employee Share Trust (1995).
     3. A notification dated 17 March 2004 advising details of the acquisition of 500 Ordinary shares in the Company by Mr G N Dawson, a director of the Company.
     4. A notification dated 30 March 2004, advising that FMR Corp and Fidelity International Limited no longer have a notifiable interest in the issued Ordinary share capital of The BOC Group plc.
     5. A notification dated 30 March 2004, of the disposal of 50,000 Ordinary shares in The BOC Group plc by Ogier Trustee Limited as a trustee of The BOC Group plc Employee Share Trust (1995).

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 1 MARCH 2004
                  AT 09.35 HRS UNDER REF: PRNUK-0103040929-3F3C


1 March 2004


THE BOC GROUP plc - G N DAWSON

Further to the announcement made on 26 February 2004 that Guy Dawson was appointed to the board of The BOC Group plc as a non-executive director with effect from 1 March 2004, it is confirmed that there is no further information to be disclosed under the requirements of Listing Rule 16.4 in relation to his appointment.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 3 MARCH 2004
                  AT 15.11 HRS UNDER REF: PRNUK-0303041511-3017


3 March 2004

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 1 March 2004 of 16,250 Ordinary shares of 25p each in the Company at a sale price of 943p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 16,250 Ordinary shares, the Trustee now holds 4,980,177 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,980,177 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 17 MARCH 2004
                  AT 12:47 HRS UNDER REF: PRNUK-1703041246-EB91


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.
---------------------------------------------------------------------------------------------------------
1.  Name of company                               2.   Name of director
---------------------------------------------------------------------------------------------------------
    THE BOC GROUP plc                                  GUY NEVILLE DAWSON
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
3.  Please state whether notification indicates   4.   Name of the registered holder(s) and, if more than
    that it is in respect of holding of the            one holder, the number of shares held by each of
    shareholder named in 2 above or in respect         them (if notified)
    of a non-beneficial interest or in the case
    of an individual holder if it is a holding
    of that person's spouse or children under
    the age of 18 or in respect of a
    non-beneficial interest
---------------------------------------------------------------------------------------------------------
    AS IN 2 ABOVE                                      GUY NEVILLE DAWSON
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
5.  Please state whether notification relates to  6.   Please state the nature of the transaction.  For
    a person(s) connected with the director            PEP transactions please indicate whether
    named in 2 above and identify the connected        general/single co PEP and if discretionary/non
    person(s)                                          discretionary
---------------------------------------------------------------------------------------------------------
    N/A                                                PURCHASE OF SHARES
---------------------------------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------------------
7.  Number of              8.   Percentage of       9.   Number of            10. Percentage of
    shares/amount               issued class             shares/amount            issued class
    of stock                                             of stock
    acquired                                             disposed
---------------------------------------------------------------------------------------------------------
    500                         LESS THAN 0.1%           N/A                      N/A
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
11. Class of security      12.  Price per share     13.  Date of              14. Date
                                                         transaction              company
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
                                                                                  informed
---------------------------------------------------------------------------------------------------------
    ORDINARY SHARES             898.25P                  17 MARCH 2004            17 MARCH 2004
    OF 25p EACH
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
15. Total holding                                 16.  Total percentage holding of issued class following
    following this                                     this notification
    notification
---------------------------------------------------------------------------------------------------------
    500 SHARES                                         LESS THAN 0.1%
---------------------------------------------------------------------------------------------------------



If a director has been granted options by the company please complete the following boxes.
---------------------------------------------------------------------------------------------------------
17. Date of grant                                 18.  Period during which or date on which options
                                                       exercisable
---------------------------------------------------------------------------------------------------------
    N/A                                                N/A
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
19. Total amount paid (if any) for grant of the   20.  Description of shares or debentures involved:
    option                                             class, number
---------------------------------------------------------------------------------------------------------
    N/A                                                N/A
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
21. Exercise price (if fixed at time of grant)    22.  Total number of shares or debentures over which
    or indication that price is to be fixed at         options held following this notification
    time of exercise
---------------------------------------------------------------------------------------------------------
    N/A                                                N/A
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
23. Any additional information                    24.  Name of contact and telephone number for queries
---------------------------------------------------------------------------------------------------------
    PURCHASE OF DIRECTOR QUALIFICATION SHARES          CAROL HUNT 01276 807759
    PURSUANT TO ARTICLES OF ASSOCIATION
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
25. Name and signature of authorised company official responsible for making this notification

    CAROL HUNT, DEPUTY COMPANY SECRETARY
    Date of notification 17 MARCH 2004
---------------------------------------------------------------------------------------------------------

   The BOC Group plc Announcement released to a Regulatory Information Service on 30 March 2004 at 16.27 hrs under
                           Ref: PRNUK-3003041627-85C3

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

---------------------------------------------------------------------------------------------------------
1.  Name of company                                 2.   Name of shareholder having a major interest

    The BOC Group plc                                    FMR Corp and Fidelity International Limited
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
3.  Please state whether notification indicates     4.   Name of the registered holder(s) and, if more
    that it is in respect of holding of the              than one holder, the number of shares held by
    shareholder named in 2 above or in respect           each of them
    of a non-beneficial interest or in the case
    of an individual holder if it is a holding of        See additional information
    that person's spouse or children under the
    age of 18

    Notification in respect of party named in 2
    above.
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
5.  Number of              6.   Percentage of       7.   Number of            8.  Percentage of issued
    shares/amount of            issued class             shares/amount            class
    stock acquired                                       of stock disposed
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
9.  Class of security                               10.  Date of transaction  11. Date company informed

    Ordinary shares of 25p each                          29 March 2004            30 March 2004

---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
12. Total holding following this notification       13.  Total percentage holding of issued class
                                                         following this notification

    14,823,068                                           2.98%
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
14. Any additional information                      15.  Name of contact and telephone number for queries

    The BOC Group plc had previously been advised        Sarah Larkins
    that pursuant to s198 of the Companies Act,          Assistant Company Secretary
    FMR  Corp and Fidelity Investments Limited           01276 807383
    had an  interest of 3.12% in the issued
    Ordinary shares of the Company.

    In a letter dated 29 March 2004 The BOC
    Group plc has been notified that
    FMR Corp and Fidelity Investments Limited no
    longer have a notifiable interest in the
    issued Ordinary share capital of the Company,
    such interest now being 2.98%.
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification

    Sarah Larkins

---------------------------------------------------------------------------------------------------------

Date of notification ___30 March 2004_________

---------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 30 MARCH 2004
                  AT 16.30 HRS UNDER REF: PRNUK-3003041628-ED96


30 March 2004

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 30 March 2004 of 50,000 Ordinary shares of 25p each in the Company at a sale price of 903p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 50,000 Ordinary shares, the Trustee now holds 4,930,177 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,930,177 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: April 1, 2004



                                          By: /s/    Sarah Larkins
                                             -----------------------------------
                                             Name:   Sarah Larkins
                                             Title:  Assistant Company Secretary



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